"Investing in North American Energy"

Derek
Oil & Gas Corporation

DRK:TSX.V   DRKOF:OTCBB   www.derekoilandgas.com

DEREK ANNOUNCES CLOSING OF SECOND TRANCHE OF PRIVATE PLACEMENT

December 2, 2005

Derek Oil and Gas Corporation (the "Company") advises that the second and final tranche of a private placement announced on October 17, 2005 has been closed. A total of 1,000,000 units at a price of $0.50 per unit were placed thorough the second tranche for gross aggregate proceeds of $500,000.00. Each unit consists of one common share and one-half of one common share purchase warrant. One common share purchase warrant can be exercised for one additional share at a price of $0.70 for two years after closing.

The shares are subject to a four month hold period expiring at midnight, Pacific Standard Time, on April 1, 2006. Cash finder's fees totalling $45,000.00 are payable for the second tranche of this placement.

DEREK OIL & GAS CORPORATION

"Barry C.J. Ehrl"
Barry C.J. Ehrl, President, C.E.O. & Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 1201, 1111 West Hastings Street, Vancouver, BC, V6E 2J3, Canada
Toll Free: 1-888-756-0066
Tel.: 604-331-1757 ▪ Fax: 604-669-5193
Email: www.info@derekoilandgas.com
Website: www.derekoilandgas.com